                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended         December 31, 1999
                         -------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _________________ to ___________________

Commission file number_________________________________________________

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         CB Richard Ellis 401(k) Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                        CB Richard Ellis Services, Inc.
                      200 N. Sepulveda Blvd. Suite # 300
                             El Segundo, CA 90245

CB RICHARD ELLIS 401(k) PLAN

December 31, 1999 and 1998



                                     Index
                                     -----


Report of Independent Public Accountants


Financial Statements:

 Statements of Net Assets Available for Benefits as of December 31, 1999 and
 1998

 Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999


Notes to Financial Statements


Supplemental Schedule:

 Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1999



Note: Schedules other than those listed above have been omitted because the information is otherwise disclosed, not applicable or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Investment Advisory Committee of
CB Richard Ellis 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CB Richard Ellis 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Los Angeles, California
June 23, 2000

CB RICHARD ELLIS 401(k) PLAN

Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998

                                                      1999          1998
                                                 ------------  ------------
Investments, at fair value:
 - Mutual Funds                                  $240,907,506  $194,563,782
 - CB Richard Ellis Services, Inc. Stock Fund      25,857,812    42,007,639
 - Vanguard Retirement Savings Trust               18,216,204    18,426,079
 - Loan Fund                                        2,402,207     2,825,479
                                                 ------------  ------------
   Total investments                              287,383,729   257,822,980
                                                 ------------  ------------

Receivables:
 Employer contributions                             1,717,175             -
 Participant contributions                            270,844       209,225
                                                 ------------  ------------
   Total receivables                                1,988,019       209,225
                                                 ------------  ------------

Net Assets Available For Benefits                $289,371,748  $258,032,204
                                                 ============  ============


The accompanying notes are an integral part of these financial statements.

CB RICHARD ELLIS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999


Net Assets Available for Benefits,
  beginning of year                                  $258,032,204

Additions:
  Contributions:
    Employer contributions, net of forfeitures          1,717,175
    Participant contributions                          24,750,028
                                                     ------------
      Total contributions                              26,467,203
                                                     ------------
  Investment income:
    Interest and dividends                             19,950,350
    Net appreciation in fair value of investments      11,354,096
                                                     ------------
      Total investment income                          31,304,446
                                                     ------------
        Total additions                                57,771,649
                                                     ------------
Deductions:
    Benefits paid to participants                      26,392,374
    Administrative expenses                                39,731
                                                     ------------
        Total deductions                               26,432,105
                                                     ------------

Net increase                                           31,339,544
                                                     ------------
Net Assets Available for Benefits,
  end of year                                        $289,371,748
                                                     ============


The accompanying notes are an integral part of this financial statement.

CB RICHARD ELLIS 401(k) PLAN

Notes to Financial Statements
December 31, 1999



1.   Description of the Plan
     -----------------------

The following is a summary description of the CB Richard Ellis 401(k) Plan, ("the Plan"), which is sponsored by CB Richard Ellis Services, Inc. (together with its subsidiaries, "CB" or the "Company"). Participants should refer to the Plan document and related amendments for a further description of the provisions of the Plan.

     a.   General
          -------

     The Plan is a defined contribution plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989, and is a spin-off from the Coldwell Banker Real Estate Group Capital Accumulation Plan (the "Prior Plan"). The Plan covers substantially all employees of the Company and is designed to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

     b.   Administration
          --------------

     The Plan is administered by the Investment Advisory Committee (the "Committee" or the "Plan Administrator") appointed by the Chief Executive Officer of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan and to authorize disbursements for the payment of Plan benefits.

     c.   Trustee, Custodian and Fund Manager of Investments
          --------------------------------------------------

     The Vanguard Group (the "Trustee"), together with its affiliates, serves as trustee, custodian and fund manager of the Plan investments. The Trustee is the primary recordkeeper for the Plan, determines the value of Plan investments, other than the value of the CB Richard Ellis Services, Inc. Stock Fund, and is regularly required to provide an accounting of all receipts, disbursements and transactions made on behalf of the Plan.

     d.   Contributions
          -------------

     Participants in the Plan who are not highly compensated employees, as defined in the Plan, may elect to contribute from 1 to 15 percent of compensation before taxes through payroll deferrals. The percentage of compensation for contributions of highly compensated employees may be limited by the Committee.

     The Company may make discretionary matching and profit sharing contributions to the Plan in such amounts as determined by the Board of Directors. For the year ended December 31, 1999, the Company authorized a discretionary matching contribution of $1,628,000, which is included in employer contributions in the accompanying statement of changes in net assets.

     e.   Participant Accounts
          --------------------

     Each participant's account is credited with an allocation of Company contributions and investment earnings or losses. Allocation of earnings on any of the investment funds, except for the CB Richard Ellis Services, Inc. Stock Fund, is based on each participant's balance in the investment fund as compared to the total participants' balance in such fund as of the preceding valuation date. Dividends on CB stock are allocated based on the number of shares a participant holds.

     f.   Vesting
          -------

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts plus actual earnings thereon is based upon the occurrence of the earliest of the following:

          a.   100 percent upon Plan termination.

          b. 100 percent upon participant attaining age 65, death or disability.

          c. for participants who commenced employment prior to January 1, 1989, zero percent for less than four years of vesting service, as defined in the Plan, 10 percent for four years of vesting service and 100 percent for five or more years of vesting service.

          d. for participants who commenced employment after January 1, 1989, zero percent for less than five years of vesting service and 100 percent for five or more years of vesting service.

     g.   Forfeited Accounts
          ------------------

     Forfeited nonvested accounts are used to reduce future employer contributions. Unallocated forfeitures at December 31, 1999 and 1998 totaled approximately $83,812 and $55,491, respectively.

     h.   Benefit Payments and Withdrawals
          --------------------------------

     Participants are entitled to the vested portion of their accounts upon attaining age 65, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship from the fully vested employee contributions, subject to certain limitations. Benefits are recorded when paid.

     i.   Loans
          -----

     Participants may elect to borrow from the vested portion of their accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer (from) to the investment fund to (from) the Participant Loans fund. Such loan principal and related interest are payable by the Participants to their Plan accounts over a period not to exceed 36 months from the date of withdrawal. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined by the Plan plus 2 percent. Interest on the loans ranged from approximately 8 percent to 11 percent. Principal and interest is paid ratably through payroll deductions.

2.   Summary of Accounting Policies
     ------------------------------

     a.   Basis of Accounting
          -------------------

     The financial statements have been prepared on the accrual basis of accounting.

     b.   Valuation and Income Recognition
          --------------------------------

     The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The value of the CB stock was $12.38 and $18.12 on December 31, 1999 and 1998, respectively, representing the latest quoted price at that date on the stock exchange on which it trades.

     Net appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

     c.   Use of Estimates
          ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   Investments
     -----------

The following presents investments that represent five percent or more of the Plan's net assets. Participants can direct their contributions and employer contributions among various investment options. Participants should refer to the Summary Plan Document for a complete and accurate description of the various investment options.


                                                                           December 31,
  Mutual Funds:                                                      1999               1998
                                                                 ------------        -----------
     Baron Asset Fund                                             $14,686,748        $12,538,229
     T. Rowe Science Technology Fund                               37,660,051         12,022,673
     Vanguard 500 Index Fund                                       39,362,369         28,060,957
     Vanguard Morgan Growth Fund                                   22,565,072         17,959,469
     Vanguard PRIMECAP Fund                                        16,595,444          7,098,716
     Vanguard Wellington                                           25,033,685         28,922,841
     Vanguard Windsor II Fund                                      39,166,607         53,074,438
  Vanguard Retirement Savings Trust (Common Collective Trust)      18,216,204         18,426,079
  CB Richard Ellis Services, Inc. Stock Fund                       25,857,812         42,007,638

During the Plan year ended December 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,354,096 as follows:

     Mutual Funds                         $ 22,406,568
     Vanguard Retirement Savings Trust    $          -
     CB Richard Ellis, Inc. Stock Fund    $(11,052,472)

4.   Related Party Transactions
     --------------------------

The Trustee and the Company are parties-in-interest as defined by ERISA. The Trustee invests certain Plan assets in shares of mutual funds, stock fund and common/collective trusts which they manage. Such transactions qualify as party-in-interest transactions permitted by Department of Labor regulations.

5.   Administrative Expenses
     -----------------------

Expenses directly related to the administration of the Plan are paid out of Plan assets, which are reflected in administrative expenses in the accompanying statement of changes in net assets available for benefits. However, the Company may elect to pay for some of these expenses. During 1999, the Company elected to pay for a portion of the Plan expenses, which were not material to the change in net assets for 1999.

6.   Federal Income Tax Status
     -------------------------

The Internal Revenue Service has determined and informed the Company by a letter dated February 19, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Committee, using its judgement and the advice of its advisors, including the Plan's tax counsel, believes that the Plan, in all material respects, is designed and operated in a manner that qualifies it for continued tax-exempt status. Accordingly, no taxes have been provided for in the accompanying financial statements.

7.  Plan Termination
    ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of the employer's contributions or Plan termination, participants will become fully vested in their account balances.

CB RICHARD ELLIS 401(K) PLAN

EIN 52-1616016 Plan No. 001
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999

                                                                                         Current
        Identity of Issuer                     Description of Investments                 Value
   ----------------------------      --------------------------------------------   -----------------
 *  The Vanguard Group                Baron Asset Fund                                    14,686,748

 *  The Vanguard Group                Janus Worldwide Fund                                10,420,165

 *  T. Rowe Price                     T. Rowe Science and
                                      Technology Fund                                     37,660,051

 *  The Vanguard Group                Vanguard 500 Index Fund                             39,362,369

 *  The Vanguard Group                Vanguard International
                                      Growth Fund                                         12,468,522

 *  The Vanguard Group                Vanguard LifeStrategy
                                      Conservative Growth Fund                             1,239,880

 *  The Vanguard Group                Vanguard LifeStrategy
                                      Growth Fund                                          2,216,502

 *  The Vanguard Group                Vanguard LifeStrategy
                                      Income Fund                                          4,917,487

 *  The Vanguard Group                Vanguard LifeStrategy
                                      Moderate Growth Fund                                 1,480,858

 *  The Vanguard Group                Vanguard Morgan
                                      Growth Fund                                         22,565,072

 *  The Vanguard Group                Vanguard Prime
                                      Money Market Fund                                   13,094,116

 *  The Vanguard Group                Vanguard PRIMECAP Fund                              16,595,444

 *  The Vanguard Group                Vanguard Wellington Fund                            25,033,685

 *  The Vanguard Group                Vanguard Windsor II Fund                            39,166,607

 *  The Vanguard Group                Vanguard Retirement
                                      Savings Trust                                       18,216,204

 *  CB Richard Ellis Services,        CB Richard Ellis Services, Inc. Stock
    Inc.                              Fund                                                25,857,812

 *  Participant Loans                 Loans receivable with interest rates
                                      ranging from approximately 8 percent
                                      to 11 percent                                        2,402,207
                                                                                    -----------------
                                      Total Assets Held For Investment Purposes        $ 287,383,729
                                                                                    =================

                                      *  Represents a party-in-interest

                                  SIGNATURES
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


CB RICHARD ELLIS 401(k) PLAN


By: /s/ Ronald J. Platisha
--------------------------------------------------------
        Ronald J. Platisha
        Executive Vice President, Financial Operations
        CB Richard Ellis Services, Inc.


By: /s/ Raymond E. Wirta
--------------------------------------------------------
        Raymond E. Writa
        Chief Executive Officer
        CB Richard Ellis Services, Inc.

Dated: June 23, 2000

CB RICHARD ELLIS 401(k) PLAN


Exhibit Index



  Exhibit
    No.                        Exhibit                     Page Number
  -------     -----------------------------------------    -----------

    23        Consent of Independent Public Accountants         14